Exhibit 99.1

ASX ANNOUNCEMENT

21 August 2018

GTG invited by Representatives of the Hainan Government to discuss market entry into China

Melbourne, Australia, 21 August 2018: Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on 14 August 2018).

The Hainan Boao Lecheng International Medical Tourism Pilot Zone is a world-leading green city project which integrates medical services, wellness, pharmaceuticals, scientific research, rehabilitation, senior care, and tourism in an area dedicated to energy conservation and environmental protection. It is located at the eastern side of Hainan Province (an island located off the coast of Southern China).

Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Discussions with HESCG form part of an official review process to evaluate the feasibility of offering GTG’s suite of genetic risk assessment tests into China through the Hainan Medical Pilot Zone.

Companies approved to operate in China as part of the Hainan Free Trade Zone Initiative can take advantage of significant tax benefits, subsidies and investment. Hainan Province offers unique advantages to approved foreign companies, including:

1.              Market access for medical technologies, devices and pharmaceutical products eased by special import tariffs for foreign companies — ranging from partial to full exemption of import duties or consumption taxes

2.              Special privileges for stem cell and cutting-edge research projects for clinical applications

3.              A relaxation of controls over certain medical approvals to encourage foreign capital investment and business operations

4.              Permission for international organisations to host conferences and events in the province

With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest global markets for genomic testing. The invitation from representatives of the Hainan Government represents a significant opportunity for GTG to advance the adoption of genetic risk assessment tests in the region.

Dr Paul Kasian, Genetic Technologies’ Chairman commented: “We are honoured to receive this invitation from representatives of the Hainan government to discuss how we can participate in the Medical Pilot Zone. We are grateful to Zishan for creating this opportunity for us and look forward to contributing to the Healthy China 2030 initiative through genetic screening for the early detection of disease.”

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com      ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Beijing Zishan Health Consultancy Ltd

China Healthcare Market will constitute one of the largest markets in the world. In addition to rising demand for the best available treatment from newly affluent consumers, China is facing new challenges as cancer, heart disease, diabetes and other chronic diseases afflict more of its population. In line with the Healthy China 2030 China plan and based in mainland China, Beijing Zishan Health Consultancy is focusing on the development and management of healthcare sectors in China that include Biotechnology, Medical Devices / Diagnostic equipment, Medical Services, Digital Health Technology, Healthcare Distribution and Health Investment Funds.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.